FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 19th September 2005

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Royal Dutch Shell plc announces that on 16 September, 2005 it purchased for cancellation 1,900,000 "A" Shares at a price of 26.81 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,813.98 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,033,000,000.

As of 16 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 20th September 2005

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Royal Dutch Shell plc announces that on 19 September, 2005 it purchased for cancellation 1,815,000 "A" Shares at a price of 27.15 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,830.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,030,685,000.

As of 19 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 21st September 2005

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Royal Dutch Shell plc announces that on 20 September, 2005 it purchased for cancellation 2,370,000 "A" Shares at a price of 27.44 euros per share. It further announces that on the same date it purchased for cancellation 750,000 "A" Shares at a price of 1,848.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,027,565,000.

As of 20 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date: 22nd September 2005

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Royal Dutch Shell plc announces that on 21 September, 2005 it purchased for cancellation 1,600,000 "A" Shares at a price of 27.34 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,845.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,025,565,000.

As of 21 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 23rd September 2005

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Royal Dutch Shell plc announces that on 22 September, 2005 it purchased for cancellation 750,000 "A" Shares at a price of 27.25 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,848.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,024,465,000.

As of 22 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 26th September 2005

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Royal Dutch Shell plc announces that on 23 September, 2005 it purchased for cancellation 750,000 "A" Shares at a price of 27.02 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,833.23 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,023,365,000.

As of 23 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 27th September 2005

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Royal Dutch Shell plc announces that on 26 September, 2005 it purchased for cancellation 950,000 "A" Shares at a price of 26.85 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,819.62 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,022,065,000.

As of 26 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 28th September 2005

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Royal Dutch Shell plc announces that on 27 September, 2005 it purchased for cancellation 800,000 "A" Shares at a price of 27.23 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,849.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,020,865,000.

As of 27 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 29th September 2005

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Royal Dutch Shell plc announces that on 28 September, 2005 it purchased for cancellation 750,000 "A" Shares at a price of 27.18 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,850.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,019,865,000.

As of 28 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 30th September 2005

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Royal Dutch Shell plc announces that on 29 September, 2005 it purchased for cancellation 800,000 "A" Shares at a price of 27.35 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,866.39 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,018,665,000.

As of 29 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 30th September 2005

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Royal Dutch Shell plc announces that on 30 September, 2005 it purchased for cancellation 750,000 "A" Shares at a price of 27.40 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,870.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,017,665,000.

As of 30 September, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 3rd October 2005

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Royal Dutch Shell plc announces that on 3 October, 2005 it purchased for cancellation 825,000 "A" Shares at a price of 27.56 euros per share. It further announces that on the same date it purchased for cancellation 275,000 "A" Shares at a price of 1,873.35 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,016,565,000.

As of 3 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 4th October 2005

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Royal Dutch Shell plc announces that on 4 October, 2005 it purchased for cancellation 1,025,000 "A" Shares at a price of 27.25 euros per share. It further announces that on the same date it purchased for cancellation 275,000 "A" Shares at a price of 1,846.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,015,265,000.

As of 4 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 5th October 2005

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Royal Dutch Shell plc announces that on 5 October, 2005 it purchased for cancellation 925,000 "A" Shares at a price of 26.74 euros per share. It further announces that on the same date it purchased for cancellation 275,000 "A" Shares at a price of 1,813.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,014,065,000.

As of 5 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 6th October 2005

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Royal Dutch Shell plc announces that on 6 October, 2005 it purchased for cancellation 1,100,000 "A" Shares at a price of 26.08 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1,780.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,012,515,000.

As of 6 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 7th October 2005

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Royal Dutch Shell plc announces that on 7 October, 2005 it purchased for cancellation 1,025,000 "A" Shares at a price of 26.05 euros per share. It further announces that on the same date it purchased for cancellation 275,000 "A" Shares at a price of 1,790.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,011,215,000.

As of 7 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 10th October 2005

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Royal Dutch Shell plc announces that on 10 October, 2005 it purchased for cancellation 875,000 "A" Shares at a price of 26.06 euros per share. It further announces that on the same date it purchased for cancellation 275,000 "A" Shares at a price of 1,793.84 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,010,065,000.

As of 10 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 11th October 2005

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Royal Dutch Shell plc announces that on 11 October, 2005 it purchased for cancellation 950,000 "A" Shares at a price of 25.96 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,782.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,008,865,000.

As of 11 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 12th October 2005

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Royal Dutch Shell plc announces that on 12 October, 2005 it purchased for cancellation 1,050,000 "A" Shares at a price of 25.84 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,774.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,007,565,000.

As of 12 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 13th October 2005

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Royal Dutch Shell plc announces that on 13 October, 2005 it purchased for cancellation 875,000 "A" Shares at a price of 25.41 euros per share. It further announces that on the same date it purchased for cancellation 275,000 "A" Shares at a price of 1,736.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,006,415,000.

As of 13 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 14th October 2005

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Royal Dutch Shell plc announces that on 14 October, 2005 it purchased for cancellation 900,000 "A" Shares at a price of 25.23 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,725.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,005,115,000.

As of 14 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 17th October 2005

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Royal Dutch Shell plc announces that on 17 October, 2005 it purchased for cancellation 700,000 "A" Shares at a price of 25.55 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,748.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,004,165,000.

As of 17 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 18th October 2005

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Royal Dutch Shell plc announces that on 18 October, 2005 it purchased for cancellation 850,000 "A" Shares at a price of 25.37 euros per share. It further announces that on the same date it purchased for cancellation 325,000 "A" Shares at a price of 1,730.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,002,990,000.

As of 18 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 19th October 2005

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Royal Dutch Shell plc announces that on 19 October, 2005 it purchased for cancellation 925,000 "A" Shares at a price of 24.83 euros per share. It further announces that on the same date it purchased for cancellation 325,000 "A" Shares at a price of 1,688.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,001,740,000.

As of 19 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 20th October 2005

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Royal Dutch Shell plc announces that on 20 October, 2005 it purchased for cancellation 900,000 "A" Shares at a price of 24.91 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,686.75 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 4,000,490,000.

As of 20 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 21st October 2005

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Royal Dutch Shell plc announces that on 21 October, 2005 it purchased for cancellation 950,000 "A" Shares at a price of 24.28 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,642.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,999,240,000.

As of 21 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 24th October 2005

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Royal Dutch Shell plc announces that on 24 October, 2005 it purchased for cancellation 700,000 "A" Shares at a price of 24.57 euros per share. It further announces that on the same date it purchased for cancellation 275,000 "A" Shares at a price of 1,662.91 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,998,265,000.

As of 24 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 25th October 2005

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Royal Dutch Shell plc announces that on 25 October, 2005 it purchased for cancellation 925,000 "A" Shares at a price of 24.58 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,662.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,996,940,000.

As of 25 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 26th October 2005

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Royal Dutch Shell plc announces that on 26 October, 2005 it purchased for cancellation 850,000 "A" Shares at a price of 24.94 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,692.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,995,790,000.

As of 26 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and

b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes

Date: 28 October 2005